Mail Stop 6010

May 23, 2006

Mr. Robert H. Fisher
Chief Financial Officer
Woodhead Industries, Inc.
Three Parkway North, Suite 550
Deerfield, IL 60015

>   **Re: Woodhead Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 1, 2005**
>   **Form 10-K/A for the Fiscal Year Ended October 1, 2005**
>   **Forms 10-Q for the Fiscal Quarters Ended December 31, 2005 and**
>   **April 1, 2006**
>   **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2005**
>   **File No. 000-05971**

Dear Mr. Fisher:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant